

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Ira Schlussel
Chief Legal Officer
Whole Earth Brands, Inc.
125 S. Wacker Drive Suite 3150
Chicago, IL 60606

 Re: Whole Earth Brands, Inc.
 Registration Statement on Form S-3
 Filed November 12, 2021
 File No. 333-261030

Dear Ms. Schlussel:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Bradley Ecker at (202)-551-4985 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing